Exhibit 8.1

[FORM OF JONES DAY OPINION]

April , 2004

The J. M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667-0280

Ladies and Gentlemen:

We have acted as tax counsel to The J. M. Smucker Company, an Ohio corporation (“Smucker”), in connection with the proposed merger (the “Merger”) of International Multifoods Corporation, a Delaware corporation (“IMC”), with and into MIX Acquisition Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Smucker (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of March 7, 2004, by and among Smucker, Merger Sub and IMC (the “Agreement”). For purposes of Section 6.2(c) of the Agreement, and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission in connection with the Merger, and the related proxy statement mailed to the shareholders of Smucker and IMC, you have requested our opinion concerning certain U.S. federal income tax consequences of the Merger.

For purposes of rendering our opinion, we have reviewed the Agreement, the Registration Statement and such other documents and records as we have deemed necessary or appropriate. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated by the Registration Statement and in accordance with the provisions of the Agreement, without waiver of any such provision, (ii) the statements concerning the Merger and the representations set forth in the Agreement and the Registration Statement are true, correct and complete as of the date of this letter and will continue to be true, correct and complete at all times up to and including the effective time of the Merger, and (iii) the representations made to us by Smucker and IMC in their respective letters to us dated the date hereof are true, correct and complete as of the date of this letter and will continue to be true, correct and complete at all times up to and including the effective time of the Merger, and thereafter as provided for in such letters. If any of the foregoing assumptions is untrue for any reason, our opinion as expressed below may be adversely affected and may not be relied upon.

Our opinion is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and on administrative interpretations, judicial decisions and regulations thereunder or pertaining thereto as in effect on the date of this letter. These authorities are subject to change, which could be either prospective or retroactive, and we can provide no assurance as to the effect that any such change may have on the opinion that we have expressed below.

Based upon the foregoing, we are of the opinion that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code

The J. M. Smucker Company

April         , 2004

and (ii) Smucker, Merger Sub and IMC will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

We express no opinion on any issue relating to the United States federal income tax consequences of the Merger other than those described above. An opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or a court would not take a contrary position with respect to the conclusions set forth above.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement, and to the reference to our Firm under the caption “Legal Matters” in the proxy statement/prospectus constituting part of the Registration Statement.

Sincerely yours,

[Form of Opinion]